Exhibit 99.1

NIO Inc. to Hold 2019 Annual General Meeting on December 31, 2019

SHANGHAI, China, December 16, 2019 — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that it will hold its 2019 annual general meeting of shareholders at Building 20, 56 Antuo Road, Jiading District, Shanghai 201804, People’s Republic of China on December 31, 2019 at 10:00 a.m., local time.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 23, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the annual general meeting in person.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the investor relations section of its website at https://ir.nio.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Annual Report free of charge by emailing Jade Wei, NIO Inc., at ir@nio.com or by writing to:

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

Attention: Jade Wei

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019.

Investor Relations Contacts

NIO Inc.

Investor Relations

Tel: +86-21-6908-3681

Email: ir@nio.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: nio@tpg-ir.com

Ross Warner

Tel: +86-10-5730-6201

Email: nio@tpg-ir.com